Imperial Oil Limited 237 Fourth Avenue SW P.O. Box 2480, Station M Calgary, AB, Canada T2P 3M9	Paul A. Smith Controller and Senior Vice-President Finance and Administration	Tel. (403) 237-4304 Fax (403) 237-2060
March 8, 2007
Ms. Jill S. Davis
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W., Stop 7010
Washington, D.C. 20549
Re:	Imperial Oil Limited Form 10-K for Fiscal Year ended December 31, 2005 Filed March 1, 2006 Form 10-Q for Fiscal Quarter ended March 31, 2006 Filed May 4, 2006 File No. 0-12014
Dear Ms. Davis:
On behalf of Imperial Oil Limited, please find enclosed our responses to your comments regarding the above filings set forth in your letter of December 29, 2006, other than our response to comment number five, which is set forth in a separate letter. We appreciate your agreement to the extension of timing of our responses pursuant to the January 11, 2007 letter from Mr. Chris Jeans to yourself. Our responses are numbered to correspond to the numbered comments in your letter.
We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you desire a clarification of our responses, please direct any questions to the undersigned or Mr. Chris Jeans, Assistant Controller, at 403-237-4515.
Yours truly,

/s/ Paul A. Smith

Imperial Oil Limited’s Response to the
Comments Included in the SEC Letter of December 29, 2006
Form 10-K for the year ended December 31, 2005
General
1.	Please provide the following information for each property, as required by Industry Guide 7:
For Imperial Oil’s 2005 Form 10-K, requirements under Industry Guide 7 would only be applicable to the company’s 25 percent interest in the Syncrude joint-venture.

•	The location, means of access to the property(s), and the transportation from the property(s).

As disclosed on Page 7 in our 2005 Form 10-K, the Syncrude mining operation is located near Fort McMurray, Alberta. Page 7 also discloses that the location is readily accessible by public road and the produced synthetic crude oil is shipped from the Syncrude site to Edmonton, Alberta by Alberta Oil Sands Pipeline Ltd. On Page 7 in our 2006 Form 10-K, we have expanded our disclosure by adding a small-scale map showing the Syncrude location and access to the property.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property(s).

As disclosed on Page 31 in our 2005 Form 10-K, Syncrude’s crude bitumen is contained within the unconsolidated sands of the McMurray Formation.

•	A description of any work completed on the property(s) and its’ present condition.

As disclosed on Page 7 in our 2005 Form 10-K, Syncrude started up in 1978 and had produced about 1.6 billion barrels of synthetic crude oil up to the end of 2005. Pages 7 and 8 also disclose the three main processes at the Syncrude operation and the plant and equipment installed and used in each process. The table on Page 8 discloses the key operating statistics in each of those processes in the past five years.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

As disclosed on Page 8 in our 2005 Form 10-K, Syncrude completed the initial development of the Aurora mine in 2000 followed by a further development of the Aurora mine in 2004. Page 8 also discloses that an expansion of the upgrading capacity was scheduled to come on stream in 2006.

•	A description of equipment and other infrastructure facilities.

A description of major equipment and other facilities for each of the three main processes at Syncrude is disclosed on Pages 7 and 8 in our 2005 Form 10-K.

•	The current state of exploration of the property(s).

As disclosed on Page 31 in our 2005 Form 10-K, the estimates of synthetic crude oil reserves at Syncrude are based on, among other items, detailed geological and engineering assessments of in-place crude bitumen volume. The in-place volume, depth and grade of crude bitumen are established through extensive and closely spaced core drilling. On Page 31 in our 2006 Form 10-K, we have expanded our disclosure by adding the following:

“In the active mining areas, the approximate well spacing is 125 metres (150 wells per section) and in future mining areas, the well spacing is approximately 350 metres (20 wells per section).”

•	The total costs incurred to date and all planned future costs.

As disclosed on Page 8 in our 2005 Form 10-K, Imperial Oil’s 25 percent share of net investment in plant, property and equipment was about $3.2 billion. Page 8 also disclosed that the company’s share of project cost for the expansion of the Aurora mine and the upgrading capacity was expected to be about $2.1 billion.

On Page 8 of our 2006 Form 10-K, we disclosed that there were no approved plans for major future expansion projects.

•	The source of power and water that can be utilized at the property(s).

The source of electricity for Syncrude is disclosed on Page 8 in our 2005 Form 10-K. The following disclosure on the source of water utilized has been added to Page 8 in our 2006 Form 10-K:

“Recycled water is the primary water source, and incremental raw water is drawn, under license, from the Athabasca River.”
Refer to paragraphs 1 through 5 of Section (B) of Industry Guide 7, for specific guidance pertaining to the foregoing which is available on our website at the following address:
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.
2.	Insert small-scale maps showing the location and access to each property, as required by Instruction 3(B) of Rule 102 of Regulation S-K. We believe the guidance in the instruction would generally require maps and drawings with the following features:
•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the even interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

•	Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.
Note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps. Please include these maps in any amendments that are uploaded to EDGAR. You are able to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-942-8900.
A small-scale map that meets the features noted in the above comment has been included in our 2006 Form 10-K. There is no interpretive data submitted in conjunction with the map.
Other Oil Sand Activity, page 7
The response to comments no. 3 and 4 is shown after comment no. 4
3.	Please revise your filing to convey the meaning of the technical words throughout the context of your discussion as much as possible. In particular, you appear to make the distinction within your filing between “oil sands”, which may be extracted as liquids with conventional, secondary, and tertiary oil field technologies, and “tar sands”, which are mined as a semi-solid material using trucks, shovels, and/or draglines. If this is your intention, please make a clear statement to that effect.

4.	Please provide definitions of the geologic and technical terms in a glossary for those words that cannot be adequately defined in the text.

Beginning in our 2006 Form 10-K, “heavy oil” is the term used to describe in-situ, bitumen or other heavy crude oils that have a viscosity greater than 10,000 centipoise (cP) and are typically recovered through enhanced thermal operations and not via surface mining methods. Currently, Imperial Oil’s heavy oil production volumes and reserves are from the Cold Lake production operations. A definition of heavy oil, consistent with our response to prior comment no. 2 in your letter dated October 20, 2006, is included as a footnote on Page 4 of our 2006 Form 10-K as the term first appears in our filing.

Beginning in our 2006 Form 10-K, “oil sands” is the term used to describe reserves which are recovered through surface mining methods. Currently, Imperial Oil’s oil sands production volumes and reserves include the company’s share of production volumes and reserves in the Syncrude joint-venture. The following definition of oil sands is included as a footnote on Page 4 of our 2006 Form 10-K as the term first appears in our filing:

“Oil sands are a semi-solid material composed of bitumen, sand, water and clays which are recovered through surface mining methods. Imperial’s oil sands production volumes are the company’s share of production volumes in the Syncrude joint venture.”
Syncrude Mining Operations, page 31

5.	Question 5 is addressed in the separate letter from Imperial Oil Limited to the SEC for which FOIA Confidential Treatment is specifically requested.

6.	The first paragraph of this section lists proven reserve conversions from millions of metric tonnes to millions of short tons. As these conversions are rounded, it is unclear whether or not they are correct or consistently applied. Please review all metric/english conversions within the filing for accuracy and/or consistency and correct as is necessary.

We have reviewed all metric/english conversions on Pages 31 and 32 of our 2005 Form 10-K under the Syncrude mining operations section and confirmed that they were accurate based on a consistent application of our conversion methodology. Our conversion methodology uses the raw, not rounded, metric units as the starting point and the resultant english conversion is then rounded to the nearest whole number.

7.	As footnotes or as part of your reserve statement or tables, please disclose the following information about your reserves:
•	Mining recovery and/or dilution factors for each mine

On Page 31 of our 2006 Form 10-K, we have expanded our disclosure to indicate that the mining dilution factor that is applied against the extractable oil sands volume used in Imperial Oil’s synthetic crude oil reserves estimation is 97 percent.

•	Washing or processing recovery factor for each mine or plant

On Page 31 of our 2006 Form 10-K, we have expanded our disclosure to indicate that the overall extraction recovery factor (the same as the washing or processing factor in Syncrude’s situation) that is applied against the extractable oil sands volume used in Imperial Oil’s synthetic crude oil reserves estimation is 90 percent.

•	The upgrading recovery or yield of synthetic crude

On Page 31 of our 2006 Form 10-K, we have expanded our disclosure to indicate that the upgrading yield factor that is applied against the extractable oil sands volume used in Imperial Oil’s synthetic crude oil reserves estimation is 88 percent.

The above three factors are consistently applied across all mines at Syncrude.

•	All prices and currency conversion factors used to estimate your reserves

Response to this part of the comment is included in our response to comment no. 8 below.
Please note it is the staff’s position that ore reserves may be estimated using a historic three-year average price of the salable product, with disclosure.

8.	We believe that the cutoff grade is a critical metric used to evaluate the potential of the mineral properties. Please disclose with the reserve estimate the cutoff grade used to estimate the economic potential of this ore body. Also disclose the mining dilution, mining losses, operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

On Page 31 of our 2006 Form 10-K, we have expanded our disclosure to indicate that the bitumen grade cutoff that is applied against the extractable oil sands volume used in Imperial Oil’s synthetic crude oil reserves estimation is six percent for the North mine and seven percent for the Aurora mine.

The cutoff grade is a regulated cutoff level mandated by the Alberta Energy and Utilities Board (AEUB) and is part of a set of required operating criteria for resource recovery. This cutoff grade is determined by the Alberta government to be the optimum balance between project economics and resource recovery. As such, specific price and cost assumptions for reserves estimation is not relevant. Using the regulated cutoff grade, the company’s net proven synthetic crude oil reserves are economical for recovery over the range of historic prices in 2003 to 2005.